Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following transcript was made available for a podcast that was published by Thinking Crypto on November 11, 2025:

Building a $1 Billion XRP Digital Asset Treasury!

Asheesh Birla, CEO of Evernorth	So, the idea behind Evernorth is really to make it easier for folks to buy, hold, and get exposure to XRP. It’s like, let’s make it as easy as buying Tesla stock in your brokerage account. I wanted to see the XRP ecosystem grow. And so, I started thinking about what would make it easier for institutions to develop products, or for developers to build more products on the XRP ledger and other blockchains as well.
Tony Edward, Thinking Crypto Founder & Author	So, with regards to Evernorth, how are you going to be buying the XRP and how are you going to be custodying it?
Asheesh Birla	Yeah, so we’ll be using all mechanisms available to buy XRP on the market.
[Commercial]
Tony Edward	Hey folks, welcome into the Thinking Crypto podcast. I’m your host, Tony Edward, and joining me today is Asheesh Birla, who is the CEO of Evernorth, which is an XRP-focused digital asset treasury company. Asheesh, great to have you.
Asheesh Birla	Tony, thank you, again, for having me on your pod. And well, I want to thank you, Tony. You’ve been such a big supporter of the entire XRP ecosystem through the thick, through the thin. Thank you for all your support. You’re one of the good guys out there.
Tony Edward	I appreciate that. And the last time we saw each other, or even spoke to each other, was last year. Ripple Swell in Miami.

Asheesh Birla	Yeah, I mean, it’s always a good time to see you, Tony. Miami is a great city. You know I’ll be in New York for the Ripple Swell Conference. I’m excited to emcee that event and then I’ll be speaking on a panel as well, moderated by Michael Arrington about Evernorth.
Tony Edward	Yeah, it’s exciting. Asheesh, so after you left Ripple, was this the project you were working on, or were you doing other things?
Asheesh Birla	Yeah, so I stayed connected to the crypto ecosystem. You know, over the time, I, on a personal behalf, I’ve made over 20 digital asset and infrastructure investments in the crypto space. Mainly because I believe in the space for the long term and I wanted to see the XRP ecosystem grow, but I think it needed more infrastructure around it. It was still too hard to build products in crypto in general. And so, I started thinking about, well, what would make it easier for institutions to develop products. What would make it easier for developers to build more products on the XRP ledger and other blockchains as well?
Tony Edward	Absolutely. And, I mean, we went through a very hard time, four years of Gary Gensler. But it seems that the tide has changed, the industry is being embraced by the United States and how are you feeling about this new environment and TradFi and all these companies now coming in and building?
Asheesh Birla	You’ve seen stablecoins just get the Genius Act passed, and within a few months it’s already up 20%, in terms of market cap. Post Genius Act becoming law. And you’re going to see that same ecosystem development as new laws are passed in government. But again, Tony, you hit it on the head that the administration is behind innovative technologies like blockchain. And by the way, this should sound familiar because in the ’90s, the government got behind the internet and now you see post-’90s the growth in the internet. But again, good regulation, good legislation, help spur innovation and growth and we’re going to see that with blockchain as well.
Tony Edward	Yeah, absolutely. And many people are waiting for the Clarity Act specifically to pass. You mentioned the Genius Act specifically for stablecoins, but the market structure has the meat and potatoes, and I can’t wait to see post-Clarity Act passing what innovators and entrepreneurs do. I’m excited to see the innovation.
Asheesh Birla	Agreed. I think there is a waiting demand for folks to join, institutions to join. I think the rest of the world also looks at the United States and what they’re doing on the regulatory and legislative front. And so, while we think it’s a big deal, the United States, I’m also excited to see how the other nations around the world, some that have already been leaders in this space, pass local legislation to support this industry because blockchain isn’t a domestic technology. The beauty of this technology and the XRP ledger is that it’s global in nature and that’s open in nature. And that really enables the world’s financial institutions to build upon each other.
Tony Edward	Yeah. Asheesh, what do you think about this? Because this something I’ve been noodling on and talking a lot about on the pod. You mentioned the openness and the reach that this technology has a blockchain technology, the XRP ledger and so forth. But it seems for the first time, we will have truly global markets. You know, there’s some people who are going to say, “well, what about gold?” A lot of people around the world, different central banks hold gold, but you can’t view it real time. You can’t verify this, the amount, in a storage, or in a bank, or if it’s real. You can’t have instant settlement. It’s not portable. But I feel like this technology brings all those attributes that make it real time. I can look at it on my phone.

Asheesh Birla	Yeah, that’s the beauty of it. It’s real time. It’s counterparty free. You know, you could see a world where folks over time move from gold and other assets into digital assets, in other cryptocurrencies, like even for central banks, even for reserves and treasuries. And I know we’re going to talk about that today. Maybe that’s the first step. So, corporate treasuries being the innovators start holding digital assets through public equities, like what we’re going to be building at Evernorth, and that is how things get started. But, maybe in the future, you’ll see central banks and others also want to hold digital assets in their reserves. And I think that’s going to be a very interesting future that’ll unfold. But again, you started the conversation with regulation. Regulation’s got to pass. It’s got to pass globally.
Tony Edward	For sure. So, let’s talk Evernorth. Give an overview of this company. What’s the mission and why XRP was chosen as the digital asset?
Asheesh Birla	So, the mission is really to make it easier for folks to buy, hold, and get exposure to XRP. For us, Tony, we’ve been in the space a long time, we know how to manage wallets. We know how to manage cryptocurrencies. But for the large part of the world that it’s too difficult. For big institutions that want exposure to this asset class and XRP, that’s too complicated. So, the idea behind Evernorth is let’s make it as easy as buying Tesla stock in your brokerage account, your E*TRADE account, your Fidelity account, your Robinhood account. Just like you buy that stock, you can buy XRPN, the ticker for Evernorth, and you get exposure to XRP as an asset class. And we don’t stop there. You also get to participate in the strategies that we’ll develop at Evernorth, like yield strategies. And with those yield strategies, the yield, a portion of that yield that we generate will go back into the treasury. We’ll use that yield to buy more XRP and add to the treasury. And the goal here for Evernorth shareholders is to maximize XRP per share. And why did I choose XRP? I’ll answer that question. Well one, I really believe in this future, that the financial world is going to be reformed and there’s going to be a revolution, and that revolution is going to start on a blockchain and it’s spurred by that innovation around the blockchain. And early on the XRP creators decided that they wanted to build a blockchain that was optimized for financial use cases. This was back in 2012. Maybe that’s mainstream now, but this was back in 2012. To create an ecosystem to create a technology that’s optimized for payments, that’s optimized for tokenized assets. Today, we call those real-world assets or RWAs. But the ability to have these equities, real estate, and so forth, tokenized and available for the world on a blockchain, that’s what the XRP ledger and supporting technologies are good for. So, I decided XRP obviously with my history that made a lot of sense. But I also noticed, Tony, that there’s no digital asset treasury of significance around XRP and that made it a no-brainer. Let’s go and let’s go do it.
Tony Edward	For sure. So, would it be safe to say you’re looking to become the micro strategy of XRP? Micro strategy specifically focused on Bitcoin?
Asheesh Birla	You know, I’m excited about building on the XRP ecosystem. I think the world should know about what’s going on, in terms of financialization on a blockchain. And I think the world’s going to look very different in 10 years than it is from now in the financial world, because of technologies like XRP but also all the accompanied technologies that support the infrastructure around XRP, like the stablecoin, which is growing rapidly. That serves, Tony, as on and off ramps. That was a big piece that was missing. How do you get onto a blockchain? Well, stablecoins solve a part of that and Evernorth helps institutions and retail investors get on and off, and participate in the ecosystem, the DeFi ecosystem around the XRP ledger as well.
Tony Edward	So, with regards to Evernorth, and this a rookie question because I’m still trying to grasp the idea fully of digital asset treasury companies. Is that a company that existed before with certain services and products, or is it a brand-new company specifically focused on the XRP treasury, or does it have said other means of revenue and services and things like that?

Asheesh Birla	No, we are 100% focused on XRP. We’re building a digital asset treasury. But it’s an active treasury and we will be putting the XRP to use. We have a traditional strategy, and we have a DeFi strategy. And we want to use the XRP ecosystem to generate yield on the DeFi strategy side of things. That’ll help that ecosystem flourish. It’ll also be good for the Evernorth digital asset treasury as well.
Tony Edward	Let’s double click a bit on the DeFi component, because that’s going to be something many people are interested in. How you’re generating the yield. Are you planning to use protocols, like Flare or other protocols?
Asheesh Birla	So, we’re in discussions with a lot of the protocols out there. We have to close the transaction first before participating in those yield generation products. But part of the reason that Evernorth exists is to cultivate those yield strategies, build those yield strategies directly on the XRP ledger and use XRP in the ecosystem, to develop those yield strategies. And so, I’m excited about that. I’m a longtime product builder. Nothing gets me more excited than see that ecosystem flourish. And again, I think one thing, Tony, that was missing was how do you get institutional capital to participate in that ecosystem? I mean, DeFi in general has been humming along. It has been growing at an okay clip for the last four or five years. Had a lot of bumps and bruises, but this might be the missing sort of adapter connection. Now you have real capital coming in and this is just the start to help get those DeFi protocols to mature and grow and really compete with the traditional finance world. And, again, you saw that with stablecoins as well, is that it was humming and humming along for almost a decade. And then things got real when that regulation passed. And now institutions are turning to stablecoin for adoption for payments and other use cases. But you’re going to see that same thing happen here in the decentralized finance world as well with lending protocols and everything else that we haven’t even imagined yet.
Tony Edward	Absolutely. Something that came to mind, and I’ve seen other DATs do this, and it may be too early for you to answer this question, but with the yield, is it going to be, some of it, paid out in a dividend or reinvested into the respective treasury?
Asheesh Birla	Our plans right now are to reinvest that into the treasury. Again, the metric that we are maximizing for is XRP per share and you know that the plan is to get that yield and then go back into the treasury. So, if that yield is giving us dollars we’ll use a portion of that to eventually go back in and buy more XRP for the treasury.
Tony Edward	Got it. That makes sense. A big question a lot of folks want to know is how are you going to be buying the XRP and how are you going to be custodying it? Are you buying OTC on the open market? Things along those lines.
Asheesh Birla	So, we’ll be using all mechanisms available to buy XRP on the market. It’s still growing, Tony, the market, and so you know we want to make sure that we’re balanced and measured in how we buy XRP for the treasury. So, the good thing is, we have a lot of experience managing treasuries. We do the most efficient thing out there. But again, it’s getting easier and easier. You know back in the early days there was just a couple of exchanges available. Well, now there’s hundreds around the world that trade cryptocurrencies and now you’re seeing even bigger players jump into the ecosystem as well. So, it’s exciting to see this market develop. And it’s also exciting to see XRP being the third largest digital asset volume wise depending on the venue, but that makes it also very interesting in terms of a digital asset treasury. And that also makes it really interesting in the times of yield strategies that we could potentially deploy once this transaction closes.

Tony Edward	Yeah, for sure. You mentioned the demand for XRP. We’ve seen a lot of ETF, spot ETF filings still on the table waiting for the SEC to take action. In addition, you had XRP futures go live on the CME and so forth, and there’s been a lot of institutional demand. So, I think it’s like perfect timing that you guys are launching this digital asset treasury company focused on XRP because of how things have changed. Asheesh, I mean obviously the SEC Ripple lawsuit has concluded after years of going back and forth, but, the sun is shining down now on us and the dark clouds have gone away and there’s a lot of demand for this asset.
Asheesh Birla	Yeah, it definitely feels like a new day, Tony, like it definitely feels like we started off as infants in this industry and now we’re becoming adults and I’m happy to be part of the adult movement in digital assets and part of that adult movement is getting institutions to adopt. I don’t think this ecosystem, I don’t think cryptocurrencies, will flourish until there is broad-based adoption by institutions out there. And again, Evernorth is one tool to help get institutional adoption, making it easier to participate in the crypto economy, making it easier to participate in this financial future that will be built on blockchains. But there’s going to be other tools that we need. We talked about regulation and the right kind of legislation. But we need more tools around there, ETFs being a great one. CME futures trading, XRP, another great tool. And again, this is all part of the adult growing up process that the whole industry is now participating in thankfully.
Tony Edward	Now, I read you guys are raising $1 billion to buy XRP, of course. Is that a cap or, in the future, you may raise additional capital, and who are the folks who have participated so far in the capital?
Asheesh Birla	Yeah, that’s a good question. So, we’ll stay active out there. We don’t have any plans to stop and so, as soon as the transaction is closed, we’ll again look at additional opportunities, but the idea is not to stop at a billion in treasury and I’m happy, Tony, to be supported by world class investors. And one thing that we do want to do, is expand internationally. You may know that XRP is wildly popular in Korea and in Japan, and having SBI participate in Evernorth’s financing is going to potentially help unlock those Asian markets for us as well. So, post-closed transaction, looking to those kinds of expansion opportunities is going to be a high priority for the Evernorth team. And again, we’re lucky to have world class investors from SBI, Ripple, Arrington, XRP Capital and several others join us in this journey.
Tony Edward	Yeah, definitely, I remember SBI and the CEO Yoshitaka Kitao.
Asheesh Birla	Kitao San. Yeah, excellent, excellent leader.
Tony Edward	Yeah, I remember following him over the years and the different things he would say and reading the SBI reports, quarterly reports and things like that. So, it’s awesome to see that they continue to participate in the ecosystem and much more.

Asheesh Birla	Yeah, they have been excellent leaders and excellent partners over the years and I’m very, very gracious that they are part of this journey as well at Evernorth.
Tony Edward	So, Asheesh, you got this trend right? Digital asset treasury companies, it’s growing. It’s happening around the globe. Folks are using different crypto assets. How are you guys preparing for, let’s say a downturn in a bear market? Because one of the things that concern me is potentially some of these companies may not be managed well and there could be some blowups in the bear market or might have to be some consolidation. But how are you guys preparing for a possible bear market and market downturn?
Asheesh Birla	That’s a great question, Tony. And hey, I am also concerned as I look at other treasuries in the market that don’t seem like they have formidable leadership teams or even full-time leadership teams. But what you get at Evernorth is a team that is purpose-built for something like XRP digital asset treasury in Evernorth. You get me, that is as weathered as they come in crypto, having been in the industry since 2013 and seeing the winters, the summers, the falls, all four seasons, Tony. It just doesn’t, a downturn doesn’t faze me. Some of the best opportunities are available in downturns. What you have to do is plan for the long term and that’s what this team is about. We stick with things. We build for the long term. We don’t get too high in the highs. We don’t get too low in the lows. We sort of stay even-keeled and build it out. So, you know, in the downturns we’ll be ready, and there are opportunities for those that are patient.
Tony Edward	Sure. Now I saw, and correct me if I’m wrong, a listing on the Nasdaq that got approved this week. What can you tell us there and can both retail and institutional investors access it?
Asheesh Birla	So, what you saw was the ticker symbol XRPN go live, and that ticker symbol is now tradable on the Nasdaq. We expect that to happen sometime in quarter one of 2026.
Tony Edward	Got it. Okay. So, my next question was going to be if the government shutdown is slowing things down for you guys, as it is with everything else.
Asheesh Birla	But hey, listen, it might be slowing things down for the government, but we’re busy here at Evernorth. We’re busy thinking about how to leverage the XRP ecosystem. We’re thinking about how to build the right kind of risk tools out there so that we can scale in the right way. Are we going to measure twice and cut once? That’s our plan. So that kind of tooling is really important for these digital asset treasuries to scale especially if you want to participate in the decentralized finance ecosystem. DeFi, you need to have the right kind of risk tools. You need to have the right kind of experience and have that built ahead of time. And so those are things that we can continue to build and plan for. And the SEC and the government, there’s not much I can do other than call a couple of folks saying, let’s speed it up, but the rest of the world is doing the same thing. So, we’re back here busy building.

Tony Edward	For sure, yeah, we can’t control that, right? The government: it is what it is. We’re all in the same boat there. But we got a bunch of XRP ETFs. I know I mentioned it earlier, a lot of spot ETFs that, seems to be they’re going to be approved by the SEC. I’m curious what your take is on the dynamic between a digital asset treasury company versus an ETF and I know the DATs give a new pathway for people to invest. What is your take on the two products? Do they seem to be competing in a way and how do you think that all plays out?
Asheesh Birla	Well, listen, the great thing is that we’re even having this discussion around XRP ETFs and digital asset treasuries. Who would have thought a couple of years ago that we would even be having these discussions? So, the industry is maturing. If the industry continues to grow together, all these different players are going to do well. And the XRP ETFs and the other ETFs out there? There’s potential collaborations there as well. But I’d say one big difference between an ETF, Tony, and a digital asset treasury like Evernorth is that with Evernorth, it’s an active treasury. We are going to be looking at yield strategies to maximize XRP per share and I think if you want that kind of exposure, Evernorth is the right kind of product for you. But ETFs, it’s a very limited kind of product, which is great for a different kind of investor. But I almost see them as two different kinds of products out there. Some people want the minivan, some people want the car, there’s a market for passenger car, there are markets for both, right? And this kind of specialization is good overall for the crypto economy and the ecosystem. It’s great for XRP as well.
Tony Edward	Yeah, well said. You know, we have the buffet of options, right? It’s pick your option that you want and whatever you’re comfortable with. You mentioned you and I are kind of like OGs. So, we’re okay buying on the exchange, throwing it in a hardware wallet, but not everybody’s going to be open to doing that or want to do that. So, DATs are a great option, ETF. So, it just depends on your preference.
Asheesh Birla	Yeah, that’s absolutely right. This something that you could go tell your mom, Tony, is just go to, Robinhood or E*Trade and you can participate now in the crypto economy. And again, to your point, 5 years ago, 6 years ago, imagine telling someone that you’ve got to go get a wallet. Wait, you got to be very secure about the wallet. And wait, if you want to earn yield on that now, you got to move it to this chain and it’s just too complicated. Let’s make it easier for everyone around the world to participate in this new financial revolution. That’s what products like Evernorth are.
Tony Edward	Great point. You mentioned everyone around the world. This going to be a dumb question on my part, and it applies to DATs, but I know that only certain markets can access the New York Stock Exchange or the Nasdaq. So, would the same rules apply here that whichever markets around the world can access the Nasdaq will get access to this stock?
Asheesh Birla	Yeah, at launch, at close, once the transaction is approved, you would be able to access Evernorth through XRP and the ticker symbol on the Nasdaq available in your brokerage accounts. And then the next plan after that would be looking at how we tackle international markets, and there are a number of different strategies there. But again, Japan and Korea are interesting markets for Evernorth, and we’ll start charting out plans to attack those markets as well.

Tony Edward	It may be too early to answer this question, but we see, Asheesh, the race for tokenizing stocks happening, right? With big institutions. So would that be an option that you’re going to explore, and again, maybe too early, but that could be on the table?
Asheesh Birla	Yeah, our goal here is to make this as accessible as stock, buying XRPN as a stock, is one step towards making it more accessible. And we’re not going to stop at exploring new opportunities, even outside of Evernorth. I’m super excited about tokenized equities. I think it’s going to give folks around the world a chance to participate in the global financial economy in ways that they couldn’t do before, especially in emerging markets. And just like folks can hold US dollars via stablecoins around the world, folks are going to be able to do that with all sorts of other kinds of real-world assets, equities, real estate, debt. They’re going to be able to do that via this tokenization frontier. And again, I’m excited that that technology, tokenization and payments is what the XRP ledger is good for. And again, that ecosystem can thrive on the XRP ledger because of all the supporting technologies like I mentioned, stablecoins as well that are growing rapidly, that’ll help serve as a catalyst for that kind of growth in terms of this new world economy around tokenization.
Tony Edward	Asheesh, I’m still trying to grasp what the future looks like with markets because on the topic of tokenization where you have a lot of assets on the blockchain whether it be real estate, precious metals, stocks, of course, and different types of equities, and then you have 24/7 trading, are we going to drive ourselves nuts? Or are we going to have AI agents monitoring our portfolios and maybe doing some trading while we’re sleeping? And, more liquidity, more options because you’re dealing with people across the globe who couldn’t have participated in the past because you had to go through those stakeholders, the big banks and so forth, and the big trading firms, but now somebody in Hong Kong, I can deal directly with them via DeFi, and we don’t even need to know each other.
Asheesh Birla	Yeah, so, there’s a lot that needs to happen for 24/7 trading, and you hit on one big portion of it—was liquidity. Now you need liquidity support and monitoring 24/7 and hey, certainly AI is an interesting technology that could potentially help there but remember, when you first got access to the internet, I remember that first time reading the newspaper, in my case the Detroit news sports section, it was only updated one time per day and then eventually because the internet is real time, they had to compete, and they had to update content all day long. And the same thing is going to happen in my opinion with liquidity and trading online, you can buy Bitcoin and XRP 24/7 for sure. But again, that’s not available to equities today in most markets. So, I have a feeling and it’s my prediction and my belief that DeFi is going to push the rest of these markets to 24/7 trading, you know there will be a scramble but 24/7 liquidity around all these different products—that doesn’t exist today and it’s going to need to be automated in some fashion to scale. It just can’t, you can’t survive doing it the old way with rigid market closes. That’s not the way crypto works. It’s not the way the world works which is sort of like the beauty of this whole technology.

Tony Edward	Yeah, for sure. It’s a brave new world and we see now even the stock markets are trying to copy, I wouldn’t say necessarily copy, but they have to keep up and they’re trying to expand their opening and closing times to be 24/7 where possible. So, it’s just interesting how things are changing. There’s something I think you may have touched on, but I want to make sure I confirm. Are you going to be using RLUSD stablecoin in any way in the treasury, or maybe in paying out certain things or running it through the ecosystem and things like that?
Asheesh Birla	Yeah, we definitely want to partner with leading stablecoins around the world. It just happens that the RLUSD, the Ripple stablecoin is growing really quickly. Every blockchain including the XRP ledger needs on and off ramps and we’re excited about the growth there because you know you need to get onto the DeFi ecosystem, you need to get off the DeFi ecosystem, but at the same time we’re an XRP treasury and so we want to make sure that we are optimizing for XRP, but getting onto those decentralized protocols—I have a feeling that Ripple RLUSD, the stablecoin, is going to play a big part in that.
Tony Edward	That’s awesome. Asheesh, I think one thing I want to get your thoughts on because when you were working at Ripple, of course you guys were speaking to a lot of institutions, a lot of banks and so forth. And I mean just for example, this week it was announced that Citibank is partnering with Coinbase to offer crypto services. JPMorgan, PNC Bank. What is it like seeing all of these firms who at one point, some were against crypto, but now they’re embracing it and everybody’s coming into the same ecosystem?
Asheesh Birla	I love seeing it. I mean, I know a lot of folks are anti-bank. From very early on when I joined crypto, I really did feel this was about bringing the entire ecosystem and the capital in the world is still managed by large banks and you need them to be part of this ecosystem, just like the internet today is not just about individual bloggers. You have big firms like Disney pushing content over the internet. And so, combined, yes you had a lot of new players, but yes you had the traditional players as well. That really made the internet what it is today. Now you can get TV, sports, everything over the internet and that’s why it scaled, and you need that same thing to happen with crypto as well. Can’t just be about speculators and the retail audience. You need the retail audience, and you need institutions. And again, I think a big reason why they didn’t participate early on was because they had it good. They didn’t have to innovate to be 24/7. Why? Nothing pushed them, and what is pushing them now is this technology. Certainly, regulation improving also was a catalyst, but again the consumer sort of dictates a lot of these banking industry players and their behavior and the consumer has spoken up that they want this technology. They want faster payments enabled by stable coins and they will in a few years, in my belief, want more access to the DeFi ecosystem as well.
Tony Edward	Yeah, well said. It’s amazing, the world of opportunities that this technology is opening up and it’s just so exciting and, like I said earlier, I can’t wait for the Clarity Act to pass and to see the innovation boom that follows. You mentioned the internet and the government got it right in the ’90s and what followed was amazing. Google, Amazon and much more and the world, how we’re communicating right now right, it’s incredible. Asheesh, great stuff. Looking forward to the launch on the Nasdaq as far as publicly traded and so forth and looking forward to celebrating with you guys. But thank you so much for joining me.

Asheesh Birla	Thank you, Tony. And again, you’re so wonderful to speak with and I love everything that you’re doing, but I also just love all your support over the years. You’re definitely one of the good guys.
Tony Edward	Appreciate it, man. Thank you.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) including certain private placements of securities and the other transactions contemplated by the Business Combination Agreement and/or as described in this communication (together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or TO be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; email: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St., San Francisco, California 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Pubco and the units to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.